25002108

UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-41855

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PeachCap Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 04 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

550 Pharr Road, Suite 700
(No. and Street)

Atlanta	GA	30305
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eric Burnette	(404) 220 - 8958	eric@peachcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Rd., Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Eric Burnette, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PeachCap Securities, Inc., as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public

COLLEEN CAREY NOTARY PUBLIC GWINNETT COUNTY, GEORGIA MY COMMISSION EXPIRES MAY 10, 2026

SEC Mail Processing
MAR 04 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
PeachCap Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PeachCap Securities, Inc. (the "Company") as of December 31, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2001.

February 25, 2025
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

PeachCap Securities, Inc.
Statement of Financial Condition
December 31, 2024

ASSETS

Assets		
Cash	$	207,663
Securities owned		30,219
Due from Clearing Broker-Dealer		474,238
Due from Related Party		46,804
Deposit with Clearing Broker-Dealer		104,925
Accounts Receivable		4,442
Prepaid expenses and Other		48,857
TOTAL ASSETS	**$**	**917,149**

LIABILITIES and STOCKHOLDER'S EQUITY

Liabilities		
Accounts Payable	$	12,007
Commissions Payable		84,344
Accrued Compensation		35,100
Due to Clearing Broker-Dealer		30,363
Total Liabilities		161,813
Stockholder's Equity		
Common Stock, $1.00 par value; authorized 100,000 shares;		
issued and outstanding, 1,000 Shares		1,000
Additional Paid-in Capital		83,167
Retained Earnings		671,169
Total Stockholder's Equity		755,336
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	**$**	**917,149**

PeachCap Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2024

Revenues		
Commissions	$	2,645,472
Mutual Fund Fees		94,782
Interest		88,113
Principal Transactions		(13,791)
Fees from Registered Representatives		170,889
Total Revenues		2,985,465
Expenses		
Commissions, Compensation and Benefits		1,989,716
Clearing Fees		190,874
Advertising		13,102
Occupancy		55,504
Technology and Communication		188,663
Other Expenses		520,986
Total Expenses		2,958,845
Net income before taxes		**26,620**
Income tax expense		-
Net income	$	26,620

PeachCap Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2024

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2023	1,000	$ 1,000	$ 83,167	$ 644,549	$ **728,716**
Net income				26,620	**26,620**
Balance at December 31, 2024	**1,000**	**$ 1,000**	**$ 83,167**	**$ 671,169**	**$ 755,336**

The accompanying notes are an integral part of these financial statements

PeachCap Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash Flows from Operating Activities		
Net Income	$	26,620
Adjustments to reconcile net income to net cash used by operations:		
Change in Accounts Receivable		(3,997)
Change in Prepaid expenses and Other Assets		33,515
Change in Due from Clearing Broker-Dealer		(11,695)
Change in Due from Related Party		(46,804)
Change in Deposit with Clearing Broker-Dealer		(1,793)
Change in Securities Owned		406,202
Change in Accounts Payable		(2,752)
Change in Reserve for Litigation		(20,000)
Change in Commissions Payable		940
Change in Accrued Compensation		15,100
Change in Due to Clearing-Broker		(392,413)
Change in Due to Related Party		(50,741)
Net cash used by Operating Activities		(47,818)
Net cash decrease for year		(47,818)
Cash at beginning of year		255,481
Cash at End of Year	**$**	**207,663**

The accompanying notes are an integral part of these financial statements

PeachCap Securities, Inc.

Notes to the Financial Statements

December 31, 2024

1. Organization, Business, and Summary of Significant Accounting Policies:

Organization and Description of Business:

PeachCap Securities, Inc. (formerly known as Peachtree Capital Corporation, the "Company") was organized under the laws of the State of Georgia on August 21, 1990. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (the "SEC"), Financial Industry Regulatory Authority ("FINRA"), and the securities commissions of appropriate states. The Company is also an independent insurance agency. The Company's primary business is the brokerage of listed marketable securities, mutual funds, and insurance. Most of the Company's customers are located in the state of Georgia.

Summary of Significant Accounting Policies:

Cash: The Company maintains its cash balances at high credit quality banks. At times, balances may exceed federally insured limits.

Income taxes: Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company is included in the consolidated tax return of its sole stockholder, PeachCap Inc. The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting the Company's taxable income or loss and paying the applicable tax to or receiving the appropriate refund from PeachCap Inc. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any carryforwards that the Company could claim on the Company's hypothetical return and assesses the need for a valuation allowance on the basis of the projected separate return results.

Estimates: Preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues, and expenses. Actual amounts may differ from these estimates.

Advertising: Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2024, was approximately $13,102.

Revenue Recognition: Revenue from contracts with customers includes commission income and fees from customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constrains on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership of the securities have been transferred to/from the customer.

1. Organization, Business, and Summary of Significant Accounting Policies (continued):

Revenue Recognition (continued)
Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell thier shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, upon the investor's exit from the fund (this is, a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the funds, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome the constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

Securities Owned: Securities owned consist of municipal bonds at December 31, 2024. The securities owned are valued at fair value. The resulting difference between cost and fair value is included in income. Proprietary transactions and related revenues and expenses are recorded on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in principal transactions in the accompanying statement of operations.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer creditworthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

Date of Management's review: Subsequent events were evaluated through the date the financial statements were issued.

2. Clearing Agreement:

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company.

At December 31, 2024, the Company had a deposit with its clearing broker-dealer in the amount of $104,925. These funds will not be available to the Company as long as it continues to do business with this clearing broker-dealer. Amounts receivable from its clearing broker at December 31, 2024, consist of commissions receivable and funds held in various accounts. The receivable is considered fully collectible at December 31, 2024, and no allowance is required.

Amounts payable to its clearing organization at December 31, 2024, consist of margin debt collateralized by securities owned.

3. Related Party Transactions:

The Company has an expense sharing agreement with a Registered Investment Advisor owned by the Company's sole stockholder. Under the terms of this agreement, the Company pays the related party for

3. Related Party Transactions (continued):

personnel services, occupancy, and other general and administrative costs allocated to the Company. The amount expensed under the arrangement for the year ended December 31, 2024, was approximately $1,050,892.

Separately, the Company at times pays for operating expenses on behalf of the related Registered Investment Advisor, and the related Registered Investment Advisor at times pays for operating expenses on behalf of the Company for which each entity is subsequently reimbursed. The balance due to the Company from the related party on the accompanying statement of financial condition arose from an overpayment by the Company under this agreement.

Financial position and results of operations may have differed from the amounts in the accompanying financial statements if the aforementioned related party transactions had not occurred.

4. Net Capital Requirements:

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $651,672, which was $551,672 in excess of its required net capital of $100,000, and its ratio of aggregate indebtedness to net capital was 0.25 to 1.00.

5. Off-Balance Sheet Risk:

In the normal course of business, the Company executes securities transactions for its customers. These activities may expose the Company to off-balance sheet risk in the event the customer or another broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

6. Fair Value:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

6. Fair Value (continued):

The following table presents the Companny's fair value hierarchy for those assets and liabilities:

	Fair Value Measurements December 31, 2024	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Municipal bonds	$ 30,219	-	$30,219	-

7. Income Taxes:

Income tax expense consists of the following:

Current tax expense	$ -
Deferred tax benefit	-
Total	$ -

Income tax expense differs from the amount determined by applying the statutory income tax rate to pretax income due to the realization of approximately $26,600 of net operating loss carryforwards.

As of December 31, 2024, the Company has a net operating loss carryforward for income tax purposes that may be used to reduce taxable income of future years of approximately $100,100. The deferred tax asset arising from the net operating loss carryforward of approximately $26,800 at December 31, 2024, has been fully reserved as there is less than a 50% chance of it being realized.

8. Contingencies:

The Company is subject to litigation in the normal course of business. The Company has no litigation progress at December 31, 2024.

9. Segment Reporting:

The Company is engaged in a single line of business as a securities broker-delaer, which is comprised of several classes of services, including principal transactions, agency transactions, and the selling of mutual funds and insurance. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evelaute the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitue a single operating segment and therefore, a single reportable segment, because the CODM manages the business activites using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

PeachCap Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission Act of 1934
As of December 31, 2024

Total stockholder's equity qualified for net capital		$ 755,336
Non-allowable assets:		
Due from related party		(46,804)
Accounts receivable		(4,442)
Prepaid expenses and other assets		(48,857)
Net capital before haircuts		655,233
Less haircuts		(3,561)
Net capital		651,672
Computation of Basic Net Capital Requirements		
6-2/3% of aggregated indebtedness	10,788	
Minimum net capital required	$ 100,000	
(greater of the above amounts)		100,000
Excess net capital		$ 551,672
Aggregate Indebtedness		$ 161,813
Percentage of aggregate indebtedness to net capital		25%

Reconciliation with Company's Computation of Net Capital (included in FOCUS Report Part IIA as of December 31, 2024)

There was no significant difference in the net capital in Part IIA of Form X-17A-5 and net capital above.

PEACHCAP SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3,the Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION AS OF DECEMBER 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

With respect to the Information Relating to the Possession or Control Requirements under Rule 15c3-3,the Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
PeachCap Securities, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) PeachCap Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which PeachCap Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) PeachCap Securities, Inc. stated that PeachCap Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. PeachCap Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

PeachCap Securities, Inc. also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because PeachCap Securities, Inc. limits its other business activities to (1) proprietary trading and (2) effecting securities transactions via subscriptions and PeachCap Securities, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to PeachCap Securities, Inc.); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PeachCap Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 as well as in Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

February 25, 2025
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
PeachCap Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of PeachCap Securities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amount reported in the Form SIPC-7 for the year ended December 31, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2025
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

PEACHCAP™

PEACHCAP SECURITIES, INC.'S EXEMPTION REPORT

PeachCap Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

2) The Company met the identified exemption provisions throughout the most recent year ended December 31, 2024, with no exceptions.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading and (2) effecting securities transactions via subscriptions and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Eric Burnette, President
February 14, 2025